

November 16, 2010

Djalma Bastos de Morais
Chief Executive Officer
Companhia Energetica de Minas Gerais - CEMIG
Avenida Barbacena, 1200
301190-131 Belo Horizonte, Minas Gerais, Brazil

> **Re: Companhia Energetica de Minas Gerais - CEMIG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-15224**

Dear Mr. Bastos de Morais:

We have reviewed your letter dated November 10, 2010 in response to our comment letter dated September 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income, page F-5

1.   We reviewed your response to comment one in our letter dated September 28, 2010. If income or loss applicable to common shareholders differs from net income or loss by ten percent or more, please revise future filings to present income or loss applicable to common shareholders. Refer to ASC 225-10-S99-5.

2.   We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated November 10, 2010. Notwithstanding, please submit a letter signed by a duly authorized officer acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief